                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          Information to be included in statements filed pursuant to
            Rule 13d-1(a) and amendments thereto filed pursuant to
                                 Rule 13d-2(a)

                            BCT INTERNATIONAL, INC.
          -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.04 per share
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  055-355-101
          -----------------------------------------------------------
                                (CUSIP Number)

                                Dennis J. Olle
                             Adorno & Zeder, P.A.
                     2601 South Bayshore Drive, Suite 1600
                             Miami, Florida 33133
                                (305) 858-5555
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 7


                                 SCHEDULE 13D
CUSIP NO. 055-355-101

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Phoenix Group of Florida, Inc., a Nevada corporation - 65-1117567
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Nevada, U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,415,454
      SHARES       -----------------------------------------------------------
                          SHARE VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,415,454
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,415,454
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        46.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
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                                                                     Page 3 of 7

                                 SCHEDULE 13D
CUSIP NO. 055-355-101

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William A. Wilkerson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            392,675
      SHARES       -----------------------------------------------------------
                          SHARE VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            392,675
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        392,675
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
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                                                                     Page 4 of 7

CUSIP NO. 055-355-101

     Item 1.   Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the common stock (the "Common Stock"), par value $.04 per share of BCT International, Inc., a Delaware corporation (the "Issuer"). The beneficial ownership of Phoenix Group of Florida, Inc., a Nevada corporation, and William
A. Wilkerson in this Schedule 13D is based upon 5,237,506 shares of Common Stock issued and outstanding on June 30, 2001, excluding treasury shares held for the account of the Issuer. The principal executive offices of the Issuer are located at 3000 NE 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

     Item 2.   Identity Background

     (a) This Schedule 13D is being filed on behalf of Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson", and together with Phoenix, the "Reporting Persons").

     (b) The business address of the Reporting Persons is 3000 N.E. 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

     (c) Phoenix is a Nevada corporation whose sole shareholder, director and officer is Wilkerson. The principal business of Phoenix is the investment in the shares of the Issuer and similar investment opportunities. Wilkerson is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The Issuer is a holding company with one wholly-owned subsidiary, Business Cards Tomorrow, Inc., a Florida corporation ("BCT"). BCT operates a wholesale franchise printing chain.

     (d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Phoenix is a corporation organized and existing under the laws of the State of Nevada. Wilkerson is a citizen of the United States.
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                                                                     Page 5 of 7

CUSIP NO. 055-355-101

     Item 3.   Source and Amount of Funds or other Consideration

     In connection with the exercise of the Option (as defined below), Wilkerson is required to pay $45,484.10 to the Optionor (as defined below) at the closing and execute a promissory note in favor of the Optionor for the balance of the aggregate exercise price of $1,046,134.40. Wilkerson expects to use a combination of personal funds and borrowed funds for the initial payment to be made upon any exercise of the Option and for the payments to be made to the Optionor under the promissory note. Such borrowed funds will be obtained from Bank of America, N.A. on standard commercial terms.

     Phoenix will use borrowed funds in order to purchase the shares of Common Stock privately and pursuant to the Purchase Agreement (as defined below). Such borrowed funds shall be obtained from Bank of America, N.A., on standard commercial terms. On August 15, 2001, in connection with this borrowing, Wilkerson transferred all right, title and interest in 935,582 shares of Common Stock to Phoenix. Phoenix did not pay any material consideration for this transfer. On August 20 and 21, 2001, Phoenix purchased 237,848 shares of common stock in private transactions for an aggregate purchase price of $214,063 ($.90 per share). The funds used for this private purchase came from borrowed funds (described above).

     Item 4.   Purpose of Transaction

     The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Issuer. Accordingly, Phoenix may engage in any number of activities, including without limitation: (i) the acquisition of additional Common Stock of the Issuer; (ii) the acquisition of all or substantially all of the assets of the Issuer or all of the remaining outstanding Common Stock of the Issuer (whether by means of a merger or another form of transaction); (iii) meetings and discussions with Board of Directors of the Issuer (on which Wilkerson already serves) with the intent to influence the Issuer's business and affairs in this regard; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer.

     The Reporting Persons may acquire additional shares of Common Stock through privately negotiated and/or open market transactions, however, at this time the Reporting Persons do not have any binding obligation or commitment to acquire such additional shares of Common Stock.

     Item 5.   Interest in Securities of the Issuer

     As previously reported, Wilkerson acquired the right to purchase shares of Common Stock pursuant to an Option Agreement
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                                                                     Page 6 of 7

CUSIP NO. 055-355-101

dated May 21, 2001 (the "Option Agreement"). Pursuant to the Option Agreement, Bill LeVine, as Trustee of 1982 Bill and Bonnie LeVine Trust (the "Optionor") granted an option (the "Option") to Wilkerson to purchase 623,782 shares of Common Stock for a per share price of $1.75. The Option is exercisable in whole at any time beginning 90 days from the date of the Option Agreement until ten business days thereafter. On August 17, 2001, Wilkerson assigned the Option to Phoenix.

     On August 15, 2001, in connection with the loan described above, Wilkerson transferred 935,582 shares of Common Stock to Phoenix.

     Phoenix has also acquired, by an assignment dated August 17, 2001, all rights of the purchaser under that certain Stock Purchase Agreement dated July 31, 2001 (the "Purchase Agreement"), whereby Phoenix will purchase 618,442 shares of Common Stock from Steven N. Bronson.

     (a) Phoenix is the beneficial owner of 1,791,672 shares of Common Stock, which represents 34.2% of the issued and outstanding shares of Common Stock. Phoenix also has the option to acquire 623,782 shares of Common Stock upon the exercise of the Option. If the Option is exercised, Phoenix would be the beneficial owner of 2,415,454 shares of the Common Stock, which would represent 46.1% of the issued and outstanding shares of the Common Stock.

         Wilkerson is the beneficial owner of 62,675 shares of the Common
Stock, which represents 1.2% of the issued and outstanding shares of Common Stock. Wilkerson also has the option to acquire an additional 330,000 shares of the Common Stock pursuant to the Issuer's employee stock option plan. If this option is exercised, Wilkerson would be the beneficial owner of 392,675 shares of Common Stock, which would represent 7.1% of the issued and outstanding shares of Common Stock.

     (b) By reason of Wilkerson's status as the sole shareholder, officer and director of Phoenix, Wilkerson is deemed to share voting and dispositive power with respect to all shares of Common Stock beneficially owned by Phoenix.

     (c) Except with respect to the transactions reported herein and contemplated by the Purchase Agreement and the Option Agreement, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds

CUSIP NO. 055-355-101

from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     As described above, Wilkerson was granted an option to purchase up to an additional 628,782 shares of the Common Stock for an aggregate purchase price of $1,091,618.50, the rights to which were assigned to Phoenix as of August 17, 2001.

     Also, pursuant to the Purchase Agreement, Phoenix has acquired by assignment all rights of the purchaser to acquire 618,442 shares of Common Stock. In anticipation of the funding of this purchase through borrowings, Wilkerson transferred 935,582 shares of Common Stock which were in his name to Phoenix.


     Item 7.   Material to be Filed as Exhibits

     Exhibit A:     Option Agreement, dated May 21, 2001, by and between Bill
                    LeVine, as Trustee of 1982 Bill and Bonnie LeVine Trust and
                    William A. Wilkerson.

     Exhibit B:     Assignment of Option Agreement, dated as of August 17, 2001, by and between William A. Wilkerson and Phoenix Group of Florida, Inc.

     Exhibit C:     Stock Purchase Agreement, dated as of July 31, 2001, by and among Steven N. Bronson and Catalyst Financial, LLC and John
                    Galardi and/or his assigns.

     Exhibit D:     Assignment of Stock Purchase Agreement, dated as of August
                    17, 2001, by and between John Galardi and Phoenix Group of
                    Florida, Inc.

CUSIP NO. 055-355-101

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Phoenix Group of Florida, Inc.



                                   By:  /s/ William A. Wilkerson
Dated: August 22, 2001                 Title: William A. Wilkerson,
                                               President



                                   William A. Wilkerson, individually



Dated: August 22, 2001            By:  /s/ William A. Wilkerson

           Exhibit Index

Exhibit Number     Description
--------------     -----------

     99.A      -   Option Agreement

     99.B      -   Assignment of Option

     99.C      -   Stock Purchase Agreement

     99.D      -   Assignment